Exhibit (a)(1)(K)

DATE:	August 27, 2007

TO:	All Eligible Employees

FROM:	Jure Sola, Chairman and CEO

SUBJECT:	Extension of the Expiration Date of the Offer to Exchange

We have determined to extend our offer to exchange certain outstanding options for new options commenced on July 30, 2007 (the “Offer”) until 9:00 p.m., California Time, on September 24, 2007, unless further extended.  Accordingly, the new expiration date of the Offer, as described in the Offer to Exchange Certain Outstanding Options for New Options, dated July 30, 2007 (the “Offer to Exchange”) is scheduled to be September 24, 2007.

As you may know, we are distributing an amended Offer to Exchange, dated August 27, 2007 to all eligible option holders.  Although at this time we are extending the expiration date of the Offer until September 24, 2007 at 9:00 p.m., California Time, it is possible that further extensions will be necessary.  If we further extend the expiration date, we will advise you by a similar notice.

If you have already submitted a properly completed Election Form in accordance with the terms of the Offer to Exchange and do not wish to change your decision to participate in the Offer, you do not need to do anything at this time.

If you have previously submitted a properly completed Election Form in accordance with the terms of the Offer to Exchange and wish to change your decision to participate in the Offer, you must properly complete and deliver a Withdrawal Form in accordance with the terms of the Offer to Exchange by the new expiration date.

If you wish to amend your eligible options in accordance with the terms of the Offer and have not already responded by submitting a properly completed and signed Withdrawal Form in accordance with the terms of the Offer to Exchange, we encourage you to do so as soon as possible and in any event before 9:00 p.m., California Time, on September 24, 2007.

In connection with the Offer, you previously received (1) the Offer to Exchange, (2) the related Election Form and (3) a Withdrawal Form.  If you did not receive these documents, please contact Richard Edde at Sanmina-SCI Corporation at (408) 964-3242 or the Human Resources representative named in the Election Form provided by your local office to request a free copy of these documents.  You should read these tender offer documents carefully because they contain important information about the tender offer.  We have filed these and related tender offer documents with the SEC, and you can obtain them for free at the SEC’s web site (www.sec.gov).